January 29, 2007

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re: Songzai International Holding Group, Inc.

Forms 10-KSB for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

File No. 333-66994

Dear Mr. Hiller:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Songzai International Holding Group, Inc. (the “Company”) dated September 5, 2006.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

Staff Comment 1.          Certain comments written on your annual report on Form 10-KSB also pertain to the comparable areas of your subsequent interim Reports on Form I0-QSB.

Response:

The Company will amend its Form 10-KSB as soon as practicable following preparation of responses to Staff Comments 5 and 6 below. The Company will amend its Quarterly Reports on Form 10-QSB for the Quarterly Periods Ended March 31, 2006 and June 30, 2006, as requested by the Staff following review of the responses to prior comments provided in this letter and the amended 10-KSB, or in the alternative, to make such additional disclosures in future filings.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Description of Business and Properties

History and Organization, page 3

Staff Comment 2.        We note your disclosure under this heading stating that you continued to operate your online gift card and related products business through September 2003. However, your disclosure on page 4 indicates that your online gift card business was not terminated until October 2004. It appears that there was a period of inactivity of your online gift card business before the sale of your subsidiary.

Yong Heng, in December 2005. Please revise your disclosure to clarify.

Response:

The disclosure on page 3 under the heading Description of Business and Properties – History and Organization” of the Form 10-KSB will be amended to note that the Company discontinued its on-line gift cards and related products business in October, 2004. Amendment No. 1 to Form 10-KSB including such changes will be filed with the Commission as soon as practicable following preparation of responses to Staff Comments 5 and 6 below.

Controls and Procedures, page 25

Staff Comment 3.        We note your disclosure stating that your President and CFO have concluded that as of the period covered by this report, your disclosure controls and procedures “. . . are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States.”

Given the limited scope of your conclusion, relative to the definition of disclosure controls and procedures set forth in Rule l3a-l5(e) of Regulation 13A, please revise your disclosure to either conclude on effectiveness without qualification, or to explain whether your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized arid reported, within the time periods specified in the Commission’s rules and forms.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Response:

The disclosure on page 25 under the heading “Controls and Procedures” will be amended to state as follows:

“Item 3. Controls and Procedures

As required by Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report, being December 31, 2005, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s President along with our company’s Chief Financial Officer. Based upon that evaluation, our company’s President along with our company’s Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our company’s internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our President and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.”

Amendment No. 1 to Form 10-KSB including such changes will be filed with the Commission as soon as practicable following preparation of responses to Staff Comments 5 and 6 below.

Financial Statements

Note 2 – Gain on Disposal of Discontinued Operations, page F-12

Staff Comment 4.        We note your disclosure indicating you recorded a gain on the sale of your subsidiary, Yong Heng, and received cash proceeds of $107,798. However, you also disclose that such proceeds were

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

“still outstanding” as of the end of the period. Please resolve these inconsistent disclosures; tell us if the amount was collected subsequently.

If it has not been collected, tell us how you determined that receipt was reasonably assured and that you did nor have continuing involvement that would require different accounting under the guidance in SAB Topic 5:E.

Response:

Note 2 on page F-12 will be amended as follows to clarify the status of the gain on the sale of the Company’s subsidiary, Yong Heng:

“2.	GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS

On December 28, 2005, pursuant to a Purchase and Sale Agreement, the Company sold 100% interest in its subsidiary Yong Heng to a third party for $241,000. The gain on the disposal of discontinued operations are summarized as follows:

		2005
Net assets disposed of:	$
Fixtures and equipment		20,417
Cash at bank		8,913
Due from related companies		164,377
Other payables		(1,318)
Due to a stockholder		(58,587)
		133,802
Consideration by cash of:		(241,600)
Gain on disposal of discontinued operations		$(107,798)
Analysis of the net outflow of cash and cash equivalent in respect of the disposal of discontinued operations is as follows:
		2005
Cash consideration received		$-
Less: cash and cash equivalents disposed		(8,913)
Net cash outflow		$(8,913)

As of December 31, 2005 the total cash consideration in respect of the sale of a subsidiary of $241,600 was still outstanding and has been  included in “Other Receivables and Prepayments.” at the end of December, 2005. See Note 5.”

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Amendment No. 1 to Form 10-KSB including such changes will be filed with the Commission as soon as practicable following preparation of responses to Staff Comments 5 and 6 below.

Note 8 – Acquisition, page F-15

Staff Comment 5.        We note your disclosure explaining that in September 2004 you issued 400,000 shares of convertible preferred stock, convertible into 40,000,000 shares “post a one for one hundred reverse split” in exchange for a 75% interest in Tong Gong’s registered capital of $4,009,662. Please disclose the information required by SFAS 129 with respect to these shares before and after the planned reverse split; ensure that you address the voting rights of the shares, and circumstances under which conversion may occur.

On a related point, we note that you have recorded the value of the 400,000 shares of convertible preferred stock as APIC in your statement of stockholder’s equity; while also reporting the value of the shares as cash flows provided, by financing activities in your 2004 statement of cash flows. Expand your disclosure to include details sufficient to understand why you reported the value in APIC rather than preferred stock, and how the transaction gave rise to the cash flows depicted on page F-5, if that is an appropriate characterization.

Please identify in your disclosure all of the assets and liabilities received in the transaction, and your attribution of purchase price. Disclose the method of valuing the preferred stock and your rationale, in this regard. It should be clear how the level of control held by Li Hongwen and Li Hongjun was taken into account.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Response:

The Company will respond to this comment under separate cover.

Note 14 – Stockholders’ Equity, page F-20

Staff Comment 6.          Expand your disclosure to explain the method by which you determined the value ascribed to each issuance of shares described under this heading. Also disclose what you mean by “post a one for one hundred reverse split,” in referring to the number of shares into which the preferred stock is convertible.

Response:

The Company will respond to this comment under separate cover.

Exhibits

Consent of Independent Registered Public Accounting Firm

Staff Comment 7.          Please request that your auditors revise their consent form to include the appropriate language for the financial statements and entities audited by them in your annual report, and attach it with the amendment to your filing.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Response:

The auditor’s consent form will be revised as requested. Amendment No. 1 to Form 10-KSB including such changes will be filed with the Commission as soon as practicable following preparation of responses to Staff Comments 5 and 6.

Engineering Comments

General

Staff Comment 8.        We note that your stock price has significantly declined this past year, please provide us, as supplemental information, an analysis of the reasons lot this price drop

Response:

The Company believes that the decline in the price of the Company’s common stock has been the result of approximately 5 million shares of common stock having become eligible for public sale pursuant to Rule 144 during the year. Our stock is lightly traded, so the sale of few shares relative to our total outstanding may adversely affect our stock price. The Company is not aware of any disclosure of material information, rumor about the Company or its business or market trend that affected the stock price.

Description of Business and Properties

The Tong Gong Coal Mine, page 4 and Our Mining Facilities, page 5

Staff Comment 9.	Provide a Brief Summary of your current coal mining operations.

Response:

The disclosure on page 5 under the heading “Description of the Business and Properties – The Tong Gong Coal Mine” will been amended as requested to note the following:

“The land on which the Tong Gong Coal Mine is located, as well as the land on which most of our mining facilities is located and all mineral rights, are owned by the PRC. We operate the Tong Gong Coal Mine pursuant to a Coal Production Right Permit issued by the Heilongjiang Province Economy Committee. The Coal Production Right Permit provides authorization for the Company to mine up to 150,000 tons of coal per year in a 1.1193 square kilometer area, which comprises the entire area

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

of the mine. The effective period of the current Coal Production Right Permit is from January 25, 2006 through April 30, 2015. Any material change or revocation in the permit by the PRC or the Heilongjiang Province Economy Committee could materially and adversely affect our operations and financial condition.

Also, additional disclosures regarding current opertions will be added to the other subsections of “Description of the Business and Properties” as described in the response to Staff Comment 10 below.

Staff Comment 10.      For your Tong Gong coal mine, and any other material mineral properties, ensure that the disclosures required by industry Guide 7(b) arc provided.

Refer to Industry Guide 7(b), paragraphs (1) through (5) for specific guidance. Industry Guide 7 can be viewed on our website at the following address.

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Response:

The disclosures required by Industry Guide 7(b) have been fully described in the previously filed Form 10-KSB or will be included in Amendment No.1 to the Form 10-KSB as follows:

Industry Guide 7(b) requirement	Location in Description of Business and Properties section of Form 10-KSB:
(1) The location and means of access to the property.

See “The Tong Gong Coal Mine” – second paragraph:

“The Tong Gong Coal Mine is located in the western slope of the Xiaoqinganling Mountain in northern PRC. The mine is accessible by both railway and public roads. The coal reserves are located in the middle of the Heibaoshan-Muer coal basin, as secondary sedimentary basin.”

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

(2) A brief description of the tile, claim, lease or option under which the registrant and its subsidiaries have or will have the right to hold or operate the property, indicating any conditions which the registrant must meet in order to obtain or retain the property. If held by leases or options, the expiration dates of such leases or options should be stated. Appropriate maps may be used to portray the locations of significant properties;

The Form 10-KSB will be amended at page 5 under the heading “The Tong Gong Coal Mine” to include the following:

“The land on which the Tong Gong Coal Mine is located, as well as the land on which most of our mining facilities is located and all mineral rights, are owned by the PRC. We operate the Tong Gong Coal Mine pursuant to a Coal Production Right Permit issued by the Heilongjiang Province Economy Committee. The Coal Production Right Permit provides authorization for the Company to mine up to 150,000 tons of coal per year in a 1.1193 square kilometer area, which comprises the entire area of the mine. The effective period of the current Coal Production Right Permit is from January 25, 2006 through April 30, 2015. Any material change or revocation in the permit by the PRC or the Heilongjiang Province Economy Committee could materially and adversely affect our operations and financial condition.”

The preceding disclosure was previously provided under the heading “RISKS RELATED TO OUR BUSINESS – Our mining operations are inherently subject to changing conditions that can affect our profitability” beginning on page 10.

(3) A brief history of previous operations, including the names of previous operators, insofar as known;

See “The Tong Gong Coal Mine” – first paragraph:

“Initial exploration of the Tong Gong Coal Mine dates back to 1958-1959 when geological surveys performed by Provincial Geology and Mineral Bureau teams. A regional geologic survey was conducted in 1972-1974 to determine coal bearing stratigraphy. An exploratory drilling program was undertaken in 1986 and continued through 1991. The Tong Gong coal mine was originally established in 1995 under the name Jinchang Coal Mine, and produced coal from 1996 through 1998. Tong Gong purchased the mining rights for the Jinchang Coal Mine in June of 2004 from Hongwen Li and renamed the mine Tong Gong Coal Mine.”

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

See also “History and Organization” – fourth paragraph:

“On September 23, 2004, we acquired a 75% interest in Heilongjiang Tong Gong Kuang Ye You Xian Gong Si (“Tong Gong”), a corporation organized and existing under the laws of the PRC, and owner of an operational coal mine located near Heihe City in the PRC, pursuant to a Purchase and Sales Agreement, dated April 5, 2004.”

(4) (i) A brief description of the present condition of the property,

The Form 10-KSB will be amended at page 5 under the heading “The Tong Gong Coal Mine” to include the following:

Currently all of the property and equipment of the TongGong coal mine is in safe working condition, and all the equipment and machines are under constant maintenance. In addition, every quarter the Company has budgeted the use of approximately 18% of the total retained profit for the acquisition of new equipments and maintenance.

The TongGong coal mines had been commended by local government officials and the coal mine administrating bureau during its annual coal mine production safety inspection.”

the work completed by the registrant on the property,

See “Our Mining Facilities” at page 5 – first paragraph:

“The Tong Gong Coal Mine was rehabilitated for production in mid-2004 and hoisting equipment, slopes, surface facilities and mining equipment were then refurbished or replaced. Hongwen Li paid approximately $456,000 in equipment replacement and refurbishment costs. The Company reimbursed Hongwen Li for all of such expenses during 2005. We also incurred approximately $600,000 of additional equipment purchase expenses in 2005.”

A detailed description of the mine facilities follows in the second and third paragraphs.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

the registrant’s proposed program of exploration and development, and the current state of exploration and/or development of the property.

The Form 10-KSB will be amended at page 6 under the heading “Our Mining Facilities” to include the following:

“Currently the coal mine is applying to increase the annual production capacity under its Coal Production rights Permits from 150,000 tons to 210,000 tons. The costs for such application are approximately $200,000 and we expect the application to be approved by the end of this year.

In addition, the coal mine is applying to increase its permitted reserves from 4.5 million tons to 6 million tons. The costs for such application is $1.5 million and we expect the application to be approved by the end of this year.”

Mines should be identified as either open-pit or underground.	The Form 10-KSB will be amended at page 5 under the heading “The Tong Gong Coal Mine” to specifically state that the mine is an underground mine.
If the property is without known reserves and the proposed program is exploratory in nature, a statement to that effect shall be made;	Not applicable – reserves are stated in the fourth paragraph under the heading “The Tong Gong Coal Mine” at page 5.

(4) (ii) The age, details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Further, the total cost for each property and its associated plant and equipment should be stated. The source of power utilized with respect to each property should also be disclosed.

The Form 10-KSB will be amended at page 5 under the heading “Our Mining Facilities”.

“Most of the equipment in the TongGong coal mine utilizes the latest technology available for use in the Chinese coal mining industry. All equipment is technologically sufficient to support the mine’s production capacity. In addition, every quarter the Company has budgeted the use of approximately 18% of the total retained profit for the acquisition of new equipments and maintenance.”

(5)        A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known. If proven (measured) or probable (indicated)

See “The Tong Gong Coal Mine” – all required information is disclosed therein.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

reserves have been established, state (i) the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves, and (ii) the name of the person making the estimates and the nature of his relationship to the registrant.

(6)        If technical terms relating to geology, mining or related matters whose definition cannot readily be found in conventional dictionaries (as opposed to technical dictionaries or glossaries) are used, an appropriate glossary should be included in this report.

Not applicable.

(7)        Detailed geographic maps and reports, feasibility studies and other highly technical data should not be included in the report but should be, to the degree appropriate and necessary for the Commission’s understanding of the registrant’s presentation of business and property matters, furnished as supplemental information.

See response to Staff Comment 11.

Staff Comment 11.      You disclose estimates of proven and probable reserves and coal resources for the Tong Gong Coal Mute. Forward to our engineer as supplemental information and not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. In particular, provide copies of any third party reports about the geology, coal properties, mining, resources or reserves, such as information from the John T. Boyd Company.

Response:

The Company has obtained a hard copy of the requested report and will promptly forward it to the Staff’s Engineer.

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

Staff Comment 12.      We note your Exhibits 99.1 and 99.3, Coal Production Right Permit and Safe Production Certificate are both dated to expire in April 30, 2015. Tell us, based on your current mining plan, how many tonnes of coal you expect will be mined by the expiration date of your permits. Also indicate if you or other Coal mining companies operating under similar conditions in the area have received renewals for these types of permits.

Response:

The Coal production rights permit and safe production certificate will be renewed on or before May 1, 2015. There are no foreseeable circumstances that may delay or prevent the coal mine from obtaining such renewal.

The mining permits under which the Company and similarly situated companies operate are new, so the Company is not aware of any similar permits that have yet expired or have had to have been renewed. As a result, we are not aware of any coal mining companies experiencing any difficulties in renewing similar permits. However, local governments and the applicable coal mining administrative bureau have indicated that as long as the coal mines continue to meet applicable regulations and standards regarding mine safety, renewal of the permits will not be denied. We believe that we are in substantial compliance with all applicable safety regulations.

We believe that all coal mines that have been closed by applicable governmental agencies were very small mines that have not met historical safety regulation or were deemed to be unable to meet  the new safety regulations.

Management’s Discussion and Analysis, page 20

Staff Comment 13.      You disclose that the China Development and Revolution Committee plans on closing about 5,000 of the total 26,000 legal coal mines in the PRC. Tell us whether you have received any notice or indication from any level of government that your mines may be shut down for any reason.

Response:

As of the date hereof, we have not received any notice or indication from any level of government that our mines may be shut down for any reason. We do not anticipate that we will receive any such notice for the reasons described in the response to Comment 12 above.

The Company acknowledges that:

Mr. Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

January 29, 2007

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Hongjun Li
Hongjun Li
Chief Financial Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko LLP